BD 3/5


02003314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-40875

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

L.O. Thomas & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road , Suite A-6 Post Office Box 293
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Risley, Jr. (609) 927-4044
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Victor A. Fabietti , CPA
(Name — *if individual, state last, first, middle name*)

231 West Glencove Avenue Northfield New Jersey 08221
(Address) (City) (State) (Zip Code)


RECD S.E.C.
MAR 0 1 2002
535

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, John W. Risley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.O. Thomas and Company, Inc, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
143
WASH. D.C.
SECTION

L.O. THOMAS & CO., INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001


VICTOR A. FABIETTI, JR.
ACCOUNTING & TAX MANAGEMENT
VJFA

VICTOR A. FABIETTI JR., LLC
ACCOUNTING • TAX • MANAGEMENT SERVICES
231 WEST GLENCOVE AVENUE
NORTHFIELD, NJ 08225

TELEPHONE
(609) 677-4977
FACSIMILE
(609) 677-0277


RECEIVED
MAR 01 2002
143

Mr. John W. Rilsey, Jr.
L.O. Thomas & Co., Inc.
Linwood Commons, Suite A-6
2106 New Road, PO Box 293
Linwood, NJ 08221

I have audited the accompanying Balance Sheet of L.O. Thomas & Co., In. (A New Jersey S-Corp) as of December 31, 2001, and the related Statements of Income, Retained Earnings, Cash Flows and Computation of Net Capital for the year then ended. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Victor A. Fabietti, CPA

L.O. THOMAS & CO., INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS			
CURRENT ASSETS			
Cash- in bank	$4,679		
-Delaware Group- moneymarket	19,605		
Total Cash		$24,284	
Commission receivable		9,064	
Prepaid NJ CBT100 (Note 1)		260	
Total Current Assets			$33,608
EQUIPMENT (Note1)			
Office furniture & fixtures		15,137	
Less: Accumulated depreciation		(12,510)	
Net Equipment			2,627
OTHER ASSETS			
Investment-NASD stock (at cost)		3,300	
Rent security deposit		1,775	
Total Other Assets			5,075
TOTAL ASSETS			$41,310
LIABILITIES			
CURRENT LIABILITIES			
Accrued expenses		$1,950	
Accrued payroll		$288	
Payroll taxes payable		389	
Total Liabilities			$2,627
STOCKHOLDER'S EQUITY			
Capital stock- common, no par value, 1,000 shares authorized, 100 shares issued and outstanding		30,000	
Additional paid in capital		5,922	
Retained earnings		2,761	
Total Stockholder's Equity			38,683
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$41,310

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

		Percent
INCOME		
Commissions	$791,587	100.00%
OPERATING EXPENSE		
Payroll-Officer	17,000	2.15%
Payroll-employee	19,102	2.41%
Payroll tax expense	3,722	0.47%
Advertising	1,988	0.25%
Assessments and dues	7,433	0.94%
Bank charges	45	0.01%
Cleaning expense	2,340	0.30%
Commission expense	615,002	77.69%
Contributions	540	0.07%
Depreciation (Note 1)	1,188	0.15%
Equipment rental	1,092	0.14%
Insurance	1,210	0.15%
Licenses	473	0.06%
Office expense	13,730	1.73%
Postage	260	0.03%
Professional fees	5,220	0.66%
Rent	21,300	2.69%
Repairs & maintenance	10	0.00%
State income tax (Note 1)	438	0.06%
Subscriptions	1,080	0.14%
Telephone	11,805	1.49%
Travel & entertainment	2,921	0.37%
Utilities	2,163	0.27%
Total operating expense	730,062	92.23%
OPERATING INCOME	61,525	7.77%
OTHER INCOME		
Dividend Income	1,951	0.25%
Other income-rent	2,400	0.30%
Total other income	4,351	0.55%
OTHER LOSS		
Loss on sale of security	(19,456)	-2.46%
NET INCOME	46,420	5.86%
RETAINED EARNINGS- BEGINNING	23,066	
DISTRIBUTIONS	(66,725)	
RETAINED EARNINGS-ENDING	$2,761	

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash receipts from customers	$787,199
Dividends earned	1,951
Other income	2,400
Total Cash Received	791,550
Cash payments to suppliers and employees	615,002
Cash payments for operating expenses	114,250
Total cash payments for operating expenses	729,252
Net cash flows from operating activities	62,298
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loss on sale of security	(19,456)
Unrealized loss on sale of security-realized	14,607
Total cash flows from investing activities	(4,849)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	(66,725)
DECREASE IN CASH	(9,276)
CASH-BEGINNING	33,560
CASH-ENDING	$24,284

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$46,420
Depreciation	1,188
Increase in commissions receivable	(4,388)
Decrease in prepaid NJ CBT100	799
Increase in accrued expenses	600
Decrease in payroll taxes payable	(2,065)
Increase in payroll payable	288
Loss on sale of security	19,456
Net cash flow from operating activities	$62,298

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total Ownership Equity	$38,683
Less: Non-allowable assets	(7,702)
Total Allowable Assets	30,981
Less: Proprietary security position	(392)
Net Capital	$30,589

Note: No material differences exist between the net capital computation as submitted in the broker/dealer's corresponding Focus IIA report and the above net capital computation.

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This report is being filed pursuant to NASD rule 17a-5(a). The company is claiming exemption from NASD rule 15c3-3 (k)(2)(I) and rule 15c3-3 (k)(2)(ii).

ACCOUNTING POLICIES- The company was incorporated in the State of New Jersey on January 1, 1996. The company has elected to be treated as a Sub-chapter S corporation for federal and state income tax purposes effective as of January 1, 1996. The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles. The Purchase and sale of customer securities and related commission revenues and expenses are recorded in the books of account on settlement date.

The company is subject to the uniform net capital requirements of the Securities and Exchange Commission. The company's net capital exceeded the minimum capital requirement at December 31, 2001, by $5,589.

No material inadequacies were found to exist or found to have existed in the internal accounting system or the account balances.

DEPRECIATION- Depreciation is provided using the double-declining balance method on estimated useful lives of five or seven years.

INCOME TAXES- The company is a New Jersey Sub-chapter S corporation, and as such, is not a tax paying entity for purposes of federal income taxes. Accordingly, no provision has been made in the financial statements for federal income taxes. In addition, the company is an S corporation for state income tax purposes. State S corporations, like federal S corporations, pass income through to shareholders to be taxed on their personal income tax returns. However, the State of New Jersey does impose a tax on S corporations at a lesser rate than C corporations. Accordingly, the company has made a provision for state income taxes computed at the statutory rate for New Jersey S corporations.

NOTE 2: ANNUAL NASD AND SIPC FEES

I have sighted the combined invoice for annual NASD and SIPC fees of L.O. Thomas & Co., Inc. For the twelve months ended December 31, 2001. It appears the aforementioned is complete and accurate, and all assessments due the Securities Investor Protection Corporation have been paid.

NOTE 3: CONTINGENCIES AND ESTIMATES

The company is not aware of any contingent liabilities or lawsuits, pending or threatened. The company is not and has not been a party to any legal proceeding. Management, where it is deemed necessary, uses its best professional judgement in deriving any estimated amounts included in the financial statements.

L.O. THOMAS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4: CONCENTRATION OF RISK

The company is a broker in the securities industry. Buying and selling securities for clients primarily in the central eastern part of the United States. Management believes that any risk of concentration is minimal due to the fact that it has a broad based clientele of individuals and businesses. The loss of any significant client would not have a major impact on the company's financial condition.